Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

July 10, 2020

Re:	Pactiv Evergreen Inc. (formerly Evergreen Pactiv Group Inc.)
Confidential Submission of Amendment No. 1 to the Draft Registration Statement on
Form S-1 Submitted July 10, 2020
CIK No. 0001527508

Ms. Sherry Haywood

Office of Manufacturing and Construction

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Haywood,

On behalf of our client, Pactiv Evergreen Inc. (formerly referred to as Evergreen Pactiv Group Inc.) (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated June 29, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting Amendment No. 1 of the Registration Statement (“Amendment No. 1”) together with this response letter. Amendment No. 1 contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the Staff’s comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 1 where the revisions addressing a particular comment appear.

Non-GAAP Financial Measures, page 27

1.

We note you use the terms “Adjusted EBITDA” and “Adjusted EBITDA from continuing operations” interchangeably in narrative and tabular presentations throughout the filing. Please consistently label this non-GAAP financial measure throughout the filing.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Ms. Sherry Haywood

Office of Manufacturing and Construction

Division of Corporate Finance

U.S. Securities and Exchange Commission

July 10, 2020

2

Response:    The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 1 to consistently label this non-GAAP financial measure.

Use of Proceeds, page 54

2.

You disclose that the offering proceeds will be used to repay debt. Please set forth the interest rate and maturity of the indebtedness. Also, if the debt was incurred within the past year, describe the use of the proceeds of the indebtedness other than short-term borrowing used for working capital. Refer to Instruction 4 of Item 504 of Regulation S-K.

Response:    The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise the disclosure in a subsequent amendment to the Registration Statement, prior to requesting that the Registration Statement be declared effective, when the details of the indebtedness to be repaid with the proceeds of the offering are known.

Capitalization, page 56

3.

When you complete the pro forma columns, please clearly show how you determined each pro forma amount in the notes to the capitalization table. You should also disclose any significant estimates and/or assumptions used to determine each amount.

Response:    The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise the disclosure in a subsequent amendment to the Registration Statement, prior to requesting that the Registration Statement be declared effective, when the pro forma columns of the capitalization table can be populated.

Unaudited Pro Forma Consolidated Financial Data, page 64

4.

Please revise the disclosures to the pro forma financial statements to explain the reasons for the timing of the RCP and GPC Separations. Please specifically address why the RCP Separation occurred in February 2020, which results in RCP being reflected in discontinued operations in the historical financial statements, and why the GPC Separation will not occur until just prior to IPO, which results in GPC being reflected in continuing operations in the historical financial statements.

Response:    The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, the Company has revised the disclosure on page 66 of Amendment No. 1 to provide background to the timing of the RCPI distribution and GPC Separation.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Ms. Sherry Haywood

Office of Manufacturing and Construction

Division of Corporate Finance

U.S. Securities and Exchange Commission

July 10, 2020

3

Unaudited Pro Forma Consolidated Financial Data, page 64

5.

Although we are unable to review the pro forma financial statements until they have been completed, it appears the pro forma balance sheet on page 66 should present a subtotal column subsequent to the GPC Separation. Please explain or revise your current presentation accordingly.

Response:    The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, the Company has revised the disclosure on page 68 of Amendment No. 1 to include a subtotal column subsequent to the GPC Separation in the Unaudited Pro Forma Consolidated Balance Sheet.

Management’s Discussion and Analysis of Results of Operations and Financial Condition Historical Cash Flows, page 92

6.

We note you disclose the impact of discontinued operations on historical cash flows. Due to the intended separation of GPC, it appears you should also address the impact of GPC on historical cash flows and more fully disclose and discuss the expected impact on future cash flows and results that are likely to occur as a result of the GPC Separation and related transactions.

Response:    The Company respectfully acknowledges the Staff’s comment and advises the Staff that it is in the process of completing its analysis of the impact of GPC on the Company’s historical cash flows in conjunction with its preparation of interim financial information for the six month periods ended June 30, 2020 and 2019 and with respect to the expected impact of the GPC Separation. The Company will revise the disclosure in a subsequent amendment to the Registration Statement, prior to requesting that the Registration Statement be declared effective.

Critical Accounting Policy Estimates and Assumptions, page 98

7.

We note changes in your tax valuation allowance during the year ended December 31, 2019 were due to changes in expected future taxable income as a result of the distribution of Reynolds Consumer Products on February 4, 2020. Please revise your disclosures to more fully address the expected impact on your taxable income and disclose and discuss the material estimates and assumptions underlying the change in your tax valuation allowance.

Response:    The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, the Company has revised the disclosure on page 103 of Amendment No. 1 to address the expected impact of the distribution of Reynolds Consumer Products on taxable income and include estimates and assumptions underlying the change in our tax valuation allowance.

Executive Compensation, page 134

8.	Please file the employment and cash retention agreements as exhibits to your registration statement.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Ms. Sherry Haywood

Office of Manufacturing and Construction

Division of Corporate Finance

U.S. Securities and Exchange Commission

July 10, 2020

4

Response:    The Company respectfully acknowledges the Staff’s comment and has filed the employment agreements and cash retention agreements as exhibits to Amendment No. 1.

9.	We note that there are a number of blanks in this section. Please provide missing information in your next amendment.

Response:    The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, the Company has revised the disclosure on pages 148 - 153 of Amendment No. 1. The Company respectfully advises the Staff that any remaining missing information in the Executive Compensation section will be provided in a subsequent amendment to the Registration Statement.

Registration Rights, page 168

10.

Please clarify whether there are any maximum cash penalties under PFL’s rights agreement. Please also disclose any additional penalties that could resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

Response:    The Company respectfully acknowledges the Staff’s comment and advises the Staff that the registration rights agreement that the Company intends to enter into with PFL immediately prior to the closing of the offering will not provide for any maximum cash penalties or any other penalties, cash or otherwise, that become payable upon delays in registering the Company’s common stock held by PFL. The Company has revised the disclosure on page 170 of Amendment No. 1 accordingly.

Consolidated Financial Statements Note 4—Impairment, Restructuring and Other Related Charges, page F-20

11.	In regard to each asset impairment you recorded, please disclose the remaining carrying value of the assets that were impaired.

Response:    The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, the Company has revised the disclosure on pages F-20, F-21, F-22 and F-23 of Amendment No. 1 to include the remaining carrying value of the assets for which an impairment was recorded.

Consolidated Financial Statements Note 18—Related Party Transactions, page F-52

12.

We note that within the consolidated financial statements, you recognized revenue in continuing operations of $280 million, $316 million and $302 million for the years end December 31, 2019, 2018 and 2017 for sales to Reynolds Consumer Products and recognized cost of sales in continuing operations for purchases from Reynolds Consumer Products of $149 million, $161 million and $148 million. Please revise note 18 to include these related party transactions or explain why you do not believe that disclosure of these transactions in the related party footnote is required.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Ms. Sherry Haywood

Office of Manufacturing and Construction

Division of Corporate Finance

U.S. Securities and Exchange Commission

July 10, 2020

5

Response:    The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, the Company has revised the disclosure on page F-52 of Amendment No. 1 to disclose the related party transactions in Note 18.

* * *

Please do not hesitate to contact me at (212) 450-4658, (212) 701-5658 (fax) or byron.rooney@davispolk.com or Michael Kaplan at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com, or, if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

Byron B. Rooney

cc:     Via E-mail

John McGrath, Chief Executive Officer

Michael Ragen, Chief Financial Officer

Craig F. Arcella, Esq.

Joseph D. Zavaglia, Esq.